UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,

D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 28, 2024
UBS Group AG
(Registrants' Names)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive offices)
Commission File Number: 1-36764
Indicate by check mark whether the

registrant files or will file annual reports under

cover of
Form 20 F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the Invitation

to the Annual General Meeting

of UBS Group AG and news
release with the related agenda, which

appear immediately following this page.

UBS

Invitation to the Annual General Meeting

UBS Group AG

Wednesday, 24 April 2024, 10:30 a.m.
St. Jakobshalle, St. Jakobs-Strasse 390, 4052 Basel

Dear shareholders,

We are pleased to invite you to the Annual General Meeting of UBS Group AG (the AGM). It will take place on Wednesday, 24 April 2024, at 10:30 a.m., at the St. Jakobshalle, Basel. Doors open at 9:30 a.m.

Enclosed with this invitation are the "Power of attorney and voting instructions" and the "Admission card" forms as well as the brochures on "Say-on-pay" and on "Say-on-non-financial-reporting". The brochures set out further details in relation to the proposed compensation votes and the advisory vote on non-financial matters.

The UBS Group AG Annual Report 2023, including the UBS Group AG Compensation Report and the auditors' reports for the 2023 financial year, is available electronically at *ubs.com/annualreport*, as is the UBS Group AG Sustainability Report 2023.

On 25 January 2024, UBS Group AG published a notice in the Swiss Official Gazette of Commerce (*Schweizerisches Handelsamtsblatt*) and on its website, at *ubs.com/agm*, inviting qualifying shareholders to submit their requests for the inclusion of individual items on the agenda by 5 March 2024. No requests were submitted.

Zurich, 28 March 2024

Yours sincerely,

UBS Group AG

Colm Kelleher
Chairman of the Board of Directors

Markus Baumann
Group Company Secretary

Motion
The Board of Directors proposes that the management report for the 2023 financial year and the UBS Group AG consolidated and standalone financial statements for the 2023 financial year be approved.

Explanation
The General Meeting is responsible for the approval of the management report as well as the consolidated and standalone financial statements, for each financial year. In its reports to the General Meeting, Ernst & Young Ltd, Basel, as auditors, recommends without qualification that the consolidated and standalone financial statements of UBS Group AG be approved.

Motion
The Board of Directors proposes that the UBS Group AG Compensation Report 2023 be ratified in an advisory vote.

Explanation
The UBS Group AG Compensation Report 2023 is a chapter of the UBS Group AG Annual Report 2023 and is accompanied by a report of the statutory auditor confirming that it complies with Swiss law. The Compensation Report 2023 explains the governance and principles behind the compensation structure of UBS Group AG, including the link between pay and performance. The UBS Group AG Compensation Report 2023 and the enclosed brochure "Say-on-pay" set out further details in relation to the proposed vote.

Motion
The Board of Directors proposes that the UBS Group AG Sustainability Report 2023 be ratified in an advisory vote.

Explanation
The UBS Group AG Sustainability Report 2023 explains the sustainability strategy and governance of UBS Group AG and its activities and achievements in 2023 pertaining to the environment, including climate, and society. This report has been reviewed by Ernst & Young Ltd, Basel. The assurance report can be downloaded at *ubs.com/gri*. The UBS Group AG Sustainability Report 2023 and the enclosed brochure "Say-on-non-financial-reporting" set out further details in relation to the proposed vote.

Motion
The Board of Directors proposes the appropriation of total profit and an ordinary dividend distribution of USD 0.70 (gross) in cash per share of USD 0.10 nominal value under the terms set out in the following table.

Proposed appropriation of total profit and dividend distribution (50%) out of total profit

For the year ended 31.12.23	USD million	CHF million
Net profit for the period	6,660	4,722
Profit / (loss) carried forward	0	0
Total profit available for appropriation	**6,660**	**4,722**
Appropriation to voluntary earnings reserve	(5,448)	(3,704)
Dividend distribution: USD 0.70 (gross) per dividend-bearing share, USD 0.35 of which out of total profit[1]	(1,212)	(1,018)[2]
Profit / (loss) carried forward	**0**	**0**

1 Dividend-bearing shares are all shares issued except for treasury shares held by UBS Group AG as of the record date. The amount of USD 1,212 million presented is based on the total number of shares issued as of 31 December 2023. If the final total amount of the dividend is higher or lower, the difference will be balanced through the appropriation to the voluntary earnings reserve. 2 For illustrative purposes, translated at closing exchange rate as of 31 December 2023 (CHF/USD 1.19).

Proposed dividend distribution (50%) out of capital contribution reserve

For the year ended 31.12.23	USD million	CHF million
Statutory capital reserve, of which capital contribution reserve before proposed distribution	32,731	33,648
Dividend distribution: USD 0.70 (gross) per dividend-bearing share, USD 0.35 of which out of capital contribution reserve[1]	(1,212)	(1,018)[2]
Statutory capital reserve, of which capital contribution reserve after proposed distribution	**31,519**	**32,630**

1 Dividend-bearing shares are all shares issued except for treasury shares held by UBS Group AG as of the record date. The amount of USD 1,212 million presented is based on the total number of shares issued as of 31 December 2023. 2 For illustrative purposes, translated at closing exchange rate as of 31 December 2023 (CHF/USD 1.19).

The ordinary dividend distribution is declared in US dollars. Shareholders whose shares are held through SIX SIS AG will receive dividends in Swiss francs, based on a published exchange rate calculated up to five decimal places on the day prior to the ex-dividend date. Shareholders holding shares through the Depository Trust Company or directly registered in the US share register with Computershare will be paid dividends in US dollars.

Provided that the proposed dividend distribution is approved, the payment of the dividend will be made on 3 May 2024 to holders of shares on the record date 2 May 2024. The shares will be traded ex-dividend as of 30 April 2024 and, accordingly, the last day on which the shares may be traded with entitlement to receive the dividend will be 29 April 2024.

Explanation
UBS Group AG declares its dividends in US dollars, which is its presentation currency. However, shareholders whose shares are held through SIX SIS AG will still receive their dividends converted into Swiss francs.

As set out above, half of the ordinary dividend distribution of USD 0.70 (gross) in cash per share is payable out of total profit and the other half is payable out of the capital contribution reserve. The portion of the dividend paid out of total profit will be subject to a 35% Swiss withholding tax.

2

Motion
The Board of Directors proposes the creation of conversion capital (*Wandlungskapital*) in a maximum amount of USD 70,000,000 (equivalent to a maximum of 700,000,000 registered shares with a par value of USD 0.10 each) by means of the addition of a new article 4b to the Articles of Association as follows:

Article 4b (new)

Conversion Capital

(1) The share capital may be increased by a maximum of USD 70,000,000 through the issuance of a maximum of 700,000,000 fully paid registered shares with a par value of USD 0.10 each, through the mandatory conversion of claims arising upon occurrence of one or more trigger events under financial market instruments with contingent conversion features (Financial Market Instruments) issued by UBS Group AG.
(2) The issue price or the rules by which the issue price is set shall be determined by the Board of Directors, taking due account of the applicable market conditions.
(3) The preemptive rights of the shareholders shall be excluded. Holders of Financial Market Instruments are entitled to acquire the new shares.
(4) Shareholders' advance subscription rights with regard to Financial Market Instruments shall be excluded provided the Financial Market Instruments are issued (i) at prevailing market conditions; or (ii) at a discount if a rapid and full placement of larger tranches of the Financial Market Instruments is required.
(5) The acquisition of shares through the conversion of Financial Market Instruments, and any subsequent transfer of these shares shall be subject to the registration requirements set forth in Article 5 of the Articles of Association.
(6) Newly created shares may be issued in a form other than intermediary-held securities.

Explanation
As an internationally active Swiss systemically relevant bank ("Swiss SRB"), UBS is subject to capital and total loss-absorbing capacity ("TLAC") requirements that are among the most stringent in the world. They comprise both going concern and gone concern loss-absorbing capacity requirements. Under the Swiss SRB rules, going concern loss-absorbing capacity requirements can be satisfied both with common equity tier 1 ("CET1") capital and, to a certain extent, with high-trigger loss-absorbing additional tier 1 ("AT1") capital instruments. Such AT1 capital instruments are subject to a full write-down or conversion into common equity if (i) CET1 capital is reduced below 7.0% of risk-weighted assets (a "Trigger Event") or (ii) UBS Group AG has received (a) either a notification by FINMA that a write-down or conversion, as applicable, is required to prevent UBS Group AG's insolvency or (b) an irrevocable commitment of extraordinary support from the public sector to prevent such an insolvency (a "Viability Event").

Following the Credit Suisse acquisition our larger balance sheet and greater market share in Switzerland will increase our going concern and TLAC requirements. We plan to build a going concern capital ratio of around 18% by 2029 while maintaining our CET1 capital ratio at around 14%. We intend to meet the incremental requirements in part by building-out AT1 capital over time. Increasing our outstanding AT1 capital is expected to improve the efficiency of our capital stack and preserve potential for shareholder returns in the form of dividends and share repurchases.

UBS Group AG AT1 instruments issued prior to the acquisition of Credit Suisse provided for a write-down upon the occurrence of a Trigger Event or Viability Event. Following the write down of Credit Suisse's AT1 instruments in March 2023, we believe that AT1 investors expect that new issuances of AT1 capital instruments should upon occurrence of a Trigger Event or a Viability Event provide for the possibility of a conversion rather than a pure write-down, a format used by many peers in the industry. Accordingly, UBS Group AG in November 2023 has issued AT1 instruments that are, currently, subject to write-down but that, following approval of a minimum amount of conversion capital (*Wandlungskapital*) by UBS Group AG's shareholders, will foresee a conversion into UBS Group AG ordinary shares upon occurrence of a Trigger Event or a Viability Event. We expect that our future issuances of AT1 instruments will also include a contingent equity conversion feature.

Conversion of AT1 instruments can only occur following a Trigger Event or a Viability Event. AT1 instruments would not be convertible at the option of UBS Group AG or the holders of these instruments.

The Swiss Federal Banking Act provides for specific conversion capital (*Wandlungskapital*) which may exclusively be used for regulatory purposes and for the issuance of financial market instruments with contingent conversion features such as the afore-mentioned AT1 instruments with contingent equity conversion feature. Conversion capital has the advantage that the issuance is exempt from the stamp duty tax under Swiss law.

To facilitate the build-out of our AT1 capital, the Board of Directors therefore proposes that conversion capital (*Wandlungskapital*) be created, and the Company's Articles of Association be amended accordingly, in a maximum amount of 700 million UBS Group AG shares, which corresponds to approximately 20% of the currently issued share capital.

Out of the maximum amount of 700 million UBS Group AG shares, the Board of Directors, if authorized, will reserve 78,229,772 shares to each of the two series of USD 1.750 billion Tier 1 Capital Notes issued in November 2023, 40,650,406 shares to the USD 1 billion Tier 1 Capital Notes issued in February 2024 and 19,519,519 shares to the SGD 650 million Tier 1 Capital Notes issued in February 2024. The remaining shares shall cover our AT1 requirement for the medium-term, as mentioned above, and this proposal would provide flexibility around amount and timing of future AT1 issuances.

The Board of Directors further proposes to exclude, subject to certain conditions, shareholders' advance subscription rights for the financial instruments with contingent conversion feature to be issued going forward, to allow for a timely placement of large tranches of AT1 instruments on the capital markets.

Motion
The Board of Directors proposes that discharge be granted to the members of the Board of Directors and the Group Executive Board for the 2023 financial year, excluding all members of the Board of Directors and the Executive Board of Credit Suisse Group AG for conduct having occurred prior to 12 June 2023.

3

Explanation
After having reported on the past financial year in the UBS Group AG Annual Report 2023, the Board of Directors is now requesting discharge for the 2023 financial year.

On 15 November 2023, the French Supreme Court delivered its final ruling on the legacy matter related to UBS's cross-border business activities in France between 2004 and 2012. The court upheld the previous court's decision regarding unlawful solicitation and aggravated laundering of the proceeds of tax fraud, thus providing clarity in this regard and quashed the confiscation of EUR 1 billion, the fine of EUR 3.75 million and EUR 800 million in civil damages awarded to the French state, returning these elements to the Paris Court of Appeal, which will deliver its judgment after a new trial. Further appeals to the Supreme Court are possible before the financial implications of the case are finally determined. However, the confirmation of the convictions and the quashing of the financial penalties and damages by the Supreme Court should give shareholders sufficient clarity. In addition, the quashing of the financial penalties and the damages by the Supreme Court supports that the decisions of the Board of Directors and Group Executive Board up to now have been taken in the best interest of shareholders. Accordingly, we request that discharge be granted, including the French cross-border matter. The grant of discharge does not impact the remuneration provisions of the 2019 Long-Term Incentive Plan (LTIP) pursuant to which a portion of the 2019 LTIP of certain individuals remains undelivered and continues to be at risk, pending the final resolution of this matter.

UBS has compiled and published a report, including an addendum, on the French cross-border matter to answer some of the most common questions that its shareholders, clients and employees have asked after the first decision was issued. The report is available for download at *ubs.com/investors* and we will continue to keep shareholders appraised of material developments.

In addition, since a discharge resolution would also cover conduct of members of the Board of Directors and members of the Executive Board of Credit Suisse Group AG (due to the concept of universal succession) the proposal is to exclude these individuals from the discharge decision for all matters having occurred prior to the completion of the merger on 12 June 2023; this proposal is taking into account the uncertainties surrounding the Credit Suisse crisis and ongoing reviews and respects Credit Suisse Group AG's previous motions and resolutions regarding discharge.

Motion
The Board of Directors proposes that Colm Kelleher, Lukas Gähwiler, Jeremy Anderson, Claudia Böckstiegel, William C. Dudley, Patrick Firmenich, Fred Hu, Mark Hughes, Nathalie Rachou, Julie G. Richardson and Jeanette Wong, each of whose term of office expires with the conclusion of the 2024 AGM, be re-elected for a one-year term of office.

Explanation
The members of the Board of Directors and its Chairman are elected individually and for a term of office until the completion of the next AGM. Each member of the Board of Directors who is standing for re-election has been recommended for re-election by the UBS Group AG Governance and Nominating Committee after thorough examination and consultation with the Chairman. Dieter Wemmer will not stand for re-election at the 2024 AGM.

Detailed biographies, as well as memberships in Board committees, can be found in the "Corporate governance and compensation" section of the UBS Group AG Annual Report 2023, as well as on the Internet, at *ubs.com/boards*.

7.12. Gail Kelly

Motion
The Board of Directors proposes that Gail Kelly be elected as a member of the Board of Directors for a one-year term of office.

Explanation
Gail Kelly (born 1956) brings more than 35 years of banking experience in South Africa and Australia to the board. She served as the Group CEO and Managing Director for two banks in Australia: St. George Bank, from 2002 to 2007, followed by Westpac Banking Corporation, from 2008 to 2015. During her tenure as Group CEO, she navigated Westpac through the challenges of the Global Financial Crisis in 2008–2009 and the successful merger with St. George Bank in 2008, the largest in-market financial services merger in Australia. After her executive career, Ms. Kelly continues to hold a portfolio of roles, leveraging her experience and insights as a global leader. She was a Senior Global Advisor for UBS from 2016 to 2023.

Ms. Kelly holds a Bachelor's degree from the University of Cape Town and an MBA (with distinction) from the University of Witwatersrand, South Africa. She is an Australian citizen.

Currently, Ms. Kelly is an Adjunct Professor at the University of New South Wales, Australia and a member of the board of Singtel Communications. She serves on the boards of the Bretton Woods Committee and Australian Philanthropic Services. She is a member of the Group of Thirty and of the Australia America Leadership Dialogue. In addition, she serves as a Senior Advisor to McKinsey & Company.

Ms. Kelly complies with the mandate threshold set forth in article 31 of the Articles of Association.

Motion
The Board of Directors proposes that Julie G. Richardson and Jeanette Wong be re-elected and Fred Hu be elected for a one-year term of office as members of the Compensation Committee. At its constitutional meeting, the Board of Directors intends to re-appoint Julie G. Richardson as Chairperson of the Compensation Committee.

Explanation
The General Meeting elects individually each member of the Compensation Committee for a term of office until the completion of the next AGM. Each member of the Compensation Committee who is standing for re-election or election has been recommended for re-election or election by the UBS Group AG Governance and Nominating Committee after thorough examination and consultation with the Chairman.

4

Motion
The Board of Directors proposes that an incremental amount of compensation of CHF 2,200,000 for the members of the Board of Directors for the period from the 2023 AGM to the 2024 AGM be approved.

Explanation
As a result of the integration of Credit Suisse, the role of certain Board members of UBS Group AG was expanded to include additional responsibilities in the board of directors of significant subsidiaries. These additional subsidiary board roles were not anticipated, when submitting the maximum amount of Board compensation of CHF 13 million at the AGM 2023.

Motion
The Board of Directors proposes that the maximum aggregate amount of compensation of CHF 16,500,000 for the members of the Board of Directors for the period from the 2024 AGM to the 2025 AGM be approved.

Explanation
Pursuant to article 43 of the Articles of Association, the General Meeting shall approve the maximum aggregate amount of compensation of the Board of Directors for the period until the next AGM.

Motion
The Board of Directors proposes that the aggregate amount of variable compensation of CHF 108,286,300 for the members of the Group Executive Board for the 2023 financial year be approved.

Explanation
Pursuant to article 43 of the Articles of Association, the General Meeting shall approve the aggregate amount of variable compensation of the Group Executive Board for the preceding financial year.

Motion
The Board of Directors proposes that the maximum aggregate amount of fixed compensation of CHF 33,000,000 for the members of the Group Executive Board for the 2025 financial year be approved.

Explanation
Pursuant to article 43 of the Articles of Association, the General Meeting shall approve the maximum aggregate amount of fixed compensation of the Group Executive Board for the following financial year.

10. Re-elections

Motion
The Board of Directors proposes that ADB Altorfer Duss & Beilstein AG, Zurich, be re-elected as the independent proxy for a one-year term of office expiring after completion of the AGM 2025.

Explanation
Pursuant to article 15 of the Articles of Association, the General Meeting elects the independent proxy. The Board of Directors proposes that ADB Altorfer Duss & Beilstein AG, Zurich, be re-elected for a further one-year term of office as the independent proxy. ADB Altorfer Duss & Beilstein AG, Zurich, has confirmed to the Board of Directors that it possesses the level of independence required to take on this role.

Motion
The Board of Directors proposes that Ernst & Young Ltd, Basel, be re-elected for the 2024 financial year as auditors for the consolidated and standalone financial statements of UBS Group AG.

Explanation
Upon the recommendation of the Audit Committee, the Board of Directors proposes that Ernst & Young Ltd, Basel, be re-elected for a further one-year term of office as auditors. Ernst & Young Ltd, Basel, has confirmed to the Board of Directors' Audit Committee that it possesses the level of independence required to take on this role.

Motion
The Board of Directors proposes that BDO AG, Zurich, be re-elected for a three-year term of office as special auditors.

Explanation
Upon the recommendation of the Audit Committee, the Board of Directors proposes that BDO AG, Zurich, be re-elected for a three-year term of office as special auditors. In accordance with article 39 para. 3 of the Articles of Association, special auditors are responsible for providing the legally required attestations in cases of capital increases.

5

Organizational issues

Voting rights

Shareholders entered in the share register of UBS Group AG on 19 April 2024 at 5 p.m. CEST (on 9 April 2024 at 4:30 p.m. EDT with the US transfer agent Computershare) are entitled to vote via the independent proxy.

No trading restriction on UBS Group AG shares

The registration of shareholders for voting purposes does not affect the trading of UBS Group AG shares held by registered shareholders before, during or after the AGM. Neither Swiss law nor the UBS Group AG Articles of Association impose trading restrictions for shareholders that have been entered in the share register of UBS Group AG with a view to voting at the upcoming AGM.

Admission cards for the AGM

Shareholders entered in the share register of UBS Group AG in Switzerland may order their admission cards by sending the order form attached to this invitation to the following address by 22 April 2024: UBS Group AG, Shareholder Services, P.O. Box, 8098 Zurich, Switzerland.

Shareholders entered in the share register of UBS Group AG in the United States of America may request their admission cards by writing to the following address by 15 April 2024: UBS Group AG, c/o Computershare Trust Company NA, P.O. Box 43006, Providence, RI 02940-3006, USA.

Admission cards will be sent out starting on 17 April 2024. Issued admission cards will be invalidated if the corresponding shares are sold prior to the AGM and if notice of such sale is given to the share register of UBS Group AG. The public transport ticket for zone 10 *(Tarifverbund Nordwestschweiz)* will be enclosed with each ordered admission card and is free of charge for your return journey to the St. Jakobshalle.

Representation

Shareholders may be represented at the General Meeting by their legal representative, under a written power of attorney by a proxy who does not need to be a shareholder or by a written or electronic power of attorney by ADB Altorfer Duss & Beilstein AG (Dr. Urs Zeltner, Attorney and Notary), Walchestrasse 15, 8006 Zurich, Switzerland, as the independent proxy.

In order to appoint, or give instructions to, the independent proxy (ADB Altorfer Duss & Beilstein AG), please complete and sign the enclosed "Power of attorney and voting instructions" form or visit *gvmanager.ch/ubs*. Timely processing can be guaranteed for all duly signed forms received by 22 April 2024.

Language / Live webcast

The General Meeting will be held in the main languages English and German. Simultaneous interpretations into German, English and French will be available at the meeting. Headsets can be obtained at the entrance of the main hall.
The General Meeting will be broadcast live on the Internet, via *ubs.com/agm*, in English, German and original track.

> Should you have any questions related to the General Meeting, we are happy to answer them via our hotline: +41-44-235 66 52.

UBS Group AG
P.O. Box
CH-8098 Zurich

ubs.com

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Investor Relations
Tel. +41-44-234

41 00
Media Relations
Tel. +41-44-234

85 00
UBS Group AG, News Release, 28

March 2024

28 March 2024
Ad hoc announcement pursuant

to Article 53 of the SIX Exchange

Regulation Listing Rules

News Release
UBS publishes agenda for

its Annual General Meeting

on 24 April 2024
•

Gail Kelly nominated for election

to the Board of Directors

as Dieter Wemmer will

not
stand for re-election after

eight years of Board

membership
•

All other members of the

Board of Directors

will stand for re-election
•

The Board of Directors

proposes an ordinary

dividend of USD 0.70

in cash per share for
the 2023 financial year
Zurich,

28 March 2024 – UBS Group

AG will hold its 2024 Annual General

Meeting (AGM) in Basel on 24
April 2024 at 10:30am CEST.

The AGM will be held in German and English

and be broadcast live in both
languages on ubs.com/agm.
The invitation, including information on

individual agenda items, is available at

ubs.com/agm.
Agenda of the 2024 AGM
1.
Approval of the UBS Group

AG management report and consolidated

and standalone financial
statements for the 2023 financial year
2.
Advisory vote on the UBS Group

AG Compensation Report 2023
3.
Advisory vote on the UBS Group

AG Sustainability Report 2023
4.
Appropriation of total profit

and distribution of ordinary dividend

out of total profit and capital
contribution reserve
5.
Creation of conversion capital and

amendments to the Articles of Association
6.
Discharge of the members of the Board

of Directors and the Group

Executive Board for the

2023
financial year
7.
Re-elections and election of members

of the Board of Directors
7.1.
Colm Kelleher,

as Chairman of the Board of

Directors
7.2. Lukas Gähwiler
7.3.
Jeremy Anderson

7.4.
Claudia Böckstiegel

7.5.
William C. Dudley

7.6.
Patrick Firmenich

Investor Relations
Tel. +41-44-234

41 00
Media Relations
Tel. +41-44-234

85 00
UBS Group AG, News Release, 28

March 2024

7.7.
Fred Hu

7.8.
Mark Hughes

7.9.
Nathalie Rachou

7.10.
Julie G. Richardson

7.11. Jeanette Wong
7.12. Gail Kelly
8.
Re-elections and election of the members

of the Compensation Committee
8.1.
Julie G. Richardson

8.2.
Jeanette Wong

8.3. Fred Hu
9.
Approval of the compensation for the

members of the Board of Directors

and the Group Executive Board
9.1.
Retroactive approval of an

incremental amount of compensation

for the members of the Board
of Directors from the 2023

AGM to the 2024 AGM
9.2.
Approval of the maximum aggregate

amount of compensation for the members

of the Board of
Directors from the 2024 AGM

to the 2025 AGM
9.3.
Approval of the aggregate

amount of variable compensation for the

members of the Group
Executive Board for the 2023 financial

year
9.4.
Approval of the maximum aggregate

amount of fixed compensation for the

members of the
Group Executive Board for

the 2025 financial year
10. Re-elections
10.1.
Re-election of the independent proxy,

ADB Altorfer Duss & Beilstein AG, Zurich

10.2.
Re-election of the auditors, Ernst & Young

Ltd, Basel
10.3.
Re-election of the special auditors, BDO

AG, Zurich
UBS Group AG

Investor contact
Switzerland:

+41-44-234 41 00
Americas:

+1-212-882 5734
Media contact
Switzerland:

+41-44-234 85 00
UK:

+44-207-567 47 14
Americas:

+1-212-882 58 58
APAC:

+852-297-1 82 00
ubs.com/media

Investor Relations
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41 00
Media Relations
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85 00
UBS Group AG, News Release, 28

March 2024

To

representatives of

the media
28 March 2024
Invitation to the 2024 UBS Group

AG AGM
Dear Sir or Madam,
You are

invited to attend UBS Group

AG’s Annual General Meeting on 24 April

2024 at 10:30am CEST at
St. Jakobshalle in Basel. Doors will

open at 9:30am CEST.
For organizational purposes, participants

need to
register by 16 April 2024,

providing us with the
information below via email (mediarelations@ubs.com).

Upon receipt of your registration,

we will send you a
confirmation, which you will need to present

on the day to gain access to the Annual General

Meeting.
Last name/first name:________________________________

_________________

Organization:

________________________________

_________________

Address:

________________________________

_________________

Telephone:

________________________________

_________________

Email:

________________________________

_________________

UBS Group AG

This Form 6-K

is hereby incorporated by

reference into the

registration statements of UBS

Group AG on
Form F-3

(Registration Number 333-272452) and

on Form

S-8 (Registration Numbers

333-200634; 333-
200635; 333-200641; 333-200665;

333-215254; 333-215255;

333-228653;

333-230312;

333-249143

and
333-272975), and into each prospectus outstanding

under any of the foregoing registration

statements.

SIGNATURES
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrants

have duly
caused this report to be signed on their behalf

by the undersigned, thereunto duly

authorized.
UBS Group AG
By: _/s/ David Kelly______________
Name:

David Kelly

Title:

Managing Director

By: _/s/ Ella Campi ______________
Name:

Ella Campi
Title:

Executive Director
Date:

March 28, 2024